

July 19, 2012

Via Facsimile
Mr. David Dugas
Chief Financial Officer
ESP Resources, Inc.
111 Lions Club Street
Scott, LA 70583

> **Re:** **ESP Resources, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 0-52506**

Dear Mr. Dugas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 9A - Controls and Procedures, page 49

1. We note that in your Form 10-Q for the period ended March 31, 2012 your President and Chief Executive Officer concluded that your disclosure controls and procedures were ineffective. In light of this conclusion, please help us understand how they determined your disclosure controls and procedures were effective at December 31, 2011 and explain to us the facts and circumstances that resulted in your controls being ineffective three months later.

2. We note that management's assessment and conclusion on internal control over financial reporting is as of December 31, 2010. Please amend your filing to provide management's assessment and conclusion as of December 31, 2011 as required by Item 308 of Regulation S-K. In this regard, we also note your disclosure that during 2010 your

geographic expansion of operations and limited operational support staff created a material weakness and your disclosure that there have been no changes in internal control over financial reporting during the period covered by your 2011 Form 10-K. To the extent applicable, please help us understand how management can conclude that internal control over financial reporting is effective as of December 31, 2011, given the material weakness identified in 2010 and given no changes to internal control over financial reporting during 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief